Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

It is hereby certified that:

1.The present name of the corporation (hereinafter called the “Corporation”) is UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.  The Certificate of incorporation of the Corporation was originally filed under the name TEK Corp. with the Secretary of State of Delaware on June 27, 1994.  The Corporation filed a Restated Certificate of Incorporation with the Secretary of State of Delaware on July 27, 1994.  The Corporation filed a Certificate of Ownership and Merger under the name TEK Corp. with the Secretary of State of Delaware on July 29, 1994.

2.The Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Articles FOURTH and FIFTH thereof and by substituting in lieu thereof new Articles FOURTH, FIFTH and SIXTH which are set forth in the Restated Certificate of Incorporation hereinafter provided for.

3.The provisions of the Restated Certificate of Incorporation of the Corporation as heretofore amended and supplemented, and as herein amended, are hereby restated and integrated into the single instrument which is hereinafter set forth, and which is entitled Amended and Restated Certificate of Incorporation of UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. without any further amendments other than the amendments herein certified and without any discrepancy between the provisions of the Amended and Restated Certificate of Incorporation as heretofore amended and supplemented and the provisions of the said single instrument hereinafter set forth.

4.The amendments and the restatement of the Amended and Restated Certificate of Incorporation herein certified have been duly adopted by the stockholders in accordance with the provisions of Sections 228, 242, and 245 of the General Corporation Law of the State of Delaware.

The Amended and Restated Certificate of Incorporation of the Corporation, as amended and restated herein, shall at the effective time of this Amended and Restated Certificate of Incorporation, read in its entirety as follows:

FIRST:The name of the corporation is UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. (hereinafter called the “Corporation”).

SECOND:The registered office of the Corporation is to be located at 32 Loockerman Square, Suite L-100, Dover, County of Kent, Delaware 19904.  The name of its registered agent at that address is The Prentice-Hall Corporation System, Inc.

THIRD:The purpose of the Corporation is to engage in any lawful act or activity, without limitation, for which a corporation may be organized under the General Corporation Law of the State of Delaware.

FOURTH:

Section 1.Authorization.

(a)The total number of shares of all classes of stock which the Corporation shall have authority to issue is Twelve Million (12,000,000) shares, consisting of (i) Ten Million (10,000,000) shares of common stock, $.001 par value per share (the “Common Stock”), and (ii) Two million (2,000,000) shares of preferred stock, $001 par value per share (the “Preferred Stock”), of which 20,000 have been designated Senior Preferred Stock (the “Senior Preferred Stock”).

(b)The Preferred Stock may be issued in any number of series, including, without limitation, Senior Preferred Stock (as such term is defined in ARTICLE SIXTH), and any other series designated by the Board of Directors pursuant to this ARTICLE FOURTH and ARTICLE SIXTH.

FIFTH:

Section 1.Common Stock; Identical Rights.  Except as expressly provided otherwise in this ARTICLE FIFTH or as required by law, all shares of Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges.

Section 2.Dividends.  Subject to any preferential or other rights of the holders of any outstanding shares of Senior Preferred Stock, the Board of Directors of the Corporation may cause dividends to be declared and paid on outstanding shares of Common Stock out of funds legally available for the payment of dividends.  When, as and if such dividends are declared by the Corporation’s Board of Directors, whether payable in cash, property, or securities of the Corporation, the holders of Common Stock shall be entitled to share equally therein, in accordance with the number of shares of Common Stock held by each such holder.

Section 3.Liquidation Rights.  Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment to all creditors of the Corporation of the full amounts to which they shall be entitled and subject to any preferential or other rights of the holders of any outstanding shares of Senior Preferred Stock, the holders of all classes of Common Stock shall be entitled to share ratably, in accordance with the number of shares of Common Stock held by each such holder, in all remaining assets of the Corporation available for distribution among the stockholders of the Corporation, whether such assets are capital, surplus or earnings.

For the purposes of this Section 3, neither the consolidation or merger of the Corporation with or into any other corporation or corporations, nor the sale, lease, exchange or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, shall be deemed to be a voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation.

Section 4.Voting Rights.  Except as otherwise required by law, and subject to the voting rights of the holders of any outstanding shares of Senior Preferred Stock, the approval of all matters brought before the stockholders of the Corporation shall require the affirmative vote of the holders of a majority in voting power of the shares of Common Stock that are present in person or represented by proxy voting as a single class.

SIXTH:Part A.  SENIOR PREFERRED STOCK

Designation of the Senior Preferred Stock.  The Corporation shall have authority to issue out of the authorized but unissued shares of Preferred Stock a series of Preferred Stock to be designated the Senior Preferred Stock.  The number of shares, powers, relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, if any, of the Senior Preferred Stock shall be as set forth in this Part A of ARTICLE SIXTH.

Number.  The number of the shares of Senior Preferred Stock (“Senior Preferred Stock”) shall be 20,000.

Section 1.Definitions.  As used in this Part A of ARTICLE SIXTH, the following terms shall have the following meanings.

“Annual Dividend Rate” has the meaning set forth in Section 3(a) hereof.

“Board” means the Board of Directors of the Corporation.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York, New York are authorized or obligated by law or executive order to close.

“Capital Stock” means any and all shares, rights to purchase, warrants, options, participations or other equivalents of, or interests (other than security interests) in (however designated and whether voting or nonvoting) corporate stock.

“Common Stock” means any and all shares now or hereafter authorized of any class of common stock of the Corporation, and in the case of a reclassification, recapitalization or other similar change in such common stock or in the case of a consolidation or merger of the Corporation with or into another Person, such consideration to which a holder of a share of Common Stock would have been entitled upon the occurrence of such event.

“Dividend Payment Date” has the meaning set forth in Section 3(a) hereof.

“Dividend Period” has the meaning set forth in Section 3(a) hereof.

“Junior Stock” means Common Stock and any other class or series of Capital Stock of the Corporation now or hereafter issued and outstanding that ranks junior as to dividends and/or liquidation to the Senior Preferred Stock.

“Liquidation Preference” means, with respect to each share of Senior Preferred Stock, the sum of $100.00 (as adjusted to reflect any stock dividend, subdivision, reclassification, distribution or similar event relating to the Senior Preferred Stock).

“NASDAQ”  means the National Association of Securities Dealers Automated Quotation System.

“Person” means an individual, a corporation, a partnership, a joint venture, an association, a joint-stock company, a trust, a business trust, a government or any agency or any political subdivision, any unincorporated organization or any other entity.

“Redemption Date” means any date on which shares of Senior Preferred Stock are to be redeemed pursuant to Section 5 or Section 8 hereof.

“Redemption Price” has the meaning set forth in Section 5(a) hereof.

Section 2.Rank.  All shares of Senior Preferred Stock shall rank prior, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, to all of the Corporation’s now or hereafter issued Junior Stock.

Section 3.Dividends.

(a)Payment of Dividends.  The holders of Senior Preferred Stock shall be entitled to receive, when and as declared by the Board, out of funds legally available therefor, cash dividends at the rate of 5% per annum (the “Annual Dividend Rate”) during the time periods hereinafter indicated, on the Liquidation Preference.  Such dividends shall accrue (whether or not declared) from and including January 1, 1996 to and including the date on which the Liquidation Preference is paid on such shares or on which such shares are redeemed and, to the extent not paid for any Dividend Period, will be cumulative.  Dividends on the Senior Preferred Stock shall be payable quarterly, in arrears, on March 31, June 30, September 30, and December 31 of each year commencing January 1, 1996 (each such date, a “Dividend Payment Date”), except that if any such date is not a Business Day, then such dividend shall be paid on the next succeeding Business Day.  Each such dividend shall be payable to holders of Senior Preferred Stock at the close of business on the record date established by the Board, which record date shall be not more than 60 days prior to the date fixed for payment thereof.  Quarterly dividend periods (each a "Dividend Period”) shall commence on and include the first day of January, April, July and October of each year and shall end on and include the date next preceding the next Dividend Payment Date; provided, however, that the first Dividend Period shall commence on January 1, 1996.  The amount of dividends payable per share of Senior Preferred Stock for each full Dividend Period shall be computed by applying the applicable Annual Dividend Rate to the Liquidation Preference and dividing such amount by four (4).  The amount of dividends payable for any period shorter than a full Dividend Period shall be computed on the basis of actual days elapsed and a 360-day year consisting of twelve 30-day months.  Dividends on the Senior Preferred Stock shall accrue on a daily basis whether or not the Corporation shall have earnings or surplus at the time.

(b)Distribution of Partial Dividend Payments.  Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Senior Preferred Stock, such payment shall be distributed ratably among the holders of Senior Preferred Stock based upon the aggregate accrued but unpaid dividends on the shares of Senior Preferred Stock held by such holders.

(c)Limitations on Certain Payments.  So long as any Senior Preferred Stock shall be outstanding, the Corporation shall not declare, pay or set apart for payment any dividends, or make any other distributions on, or make any payment on account of the purchase, redemption, exchange or other retirement of, any Junior Stock; provided, however, that the foregoing shall not apply to (i) any dividend or distribution payable solely in shares of Junior Stock, or (ii) the acquisition of any shares of Capital Stock in exchange solely for shares of Junior Stock.

Section 4.Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Senior Preferred Stock shall be entitled to receive out of assets of the Corporation available for distribution to shareholders, an amount equal to the accrued and unpaid dividends on such shares through but excluding the date of final distribution to shareholders, whether or not declared, plus a sum equal to the Liquidation Preference for each share of Senior Preferred Stock then held by them before any payment shall be made or any assets distributed to the holders of Junior Stock.  If the assets and funds thus distributed among the holders of the Senior Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amount described above, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Senior Preferred Stock in proportion to the shares of Senior Preferred Stock then held by them.

Section 5.Redemption.

(a)Mandatory Redemption.  The Corporation shall redeem, out of funds legally available therefor, all outstanding shares of Senior Preferred Stock, at a price per share (the “Redemption Price”) equal to 100% of the Liquidation Preference plus all accrued but unpaid dividends on each such share, upon the earlier of (i) the closing of an underwritten initial public offering pursuant to an effective registration under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock, and (ii) the date selected by the Board that is no more than 30 days following the date on which the Corporation becomes obligated to effectuate a mandatory redemption pursuant to Section 8(b) hereof.

(b)Optional Redemption.  The Corporation may, at its option but only with the unanimous approval of all of the members of the Board, on any date set by the Board, redeem, out of funds legally available therefor, shares of Senior Preferred Stock in whole, for an amount equal to the Redemption Price; provided that prior thereto or simultaneously therewith, the Corporation (i) shall have concluded a sale of Common Stock (in which event no consent shall be required) or (ii) shall have concluded a sale of preferred stock or incurred debt permitted under Paragraph 5 of that certain note dated August 1, 1994 (the “Note”), in the principal amount of $1,850,000 issued by the Corporation to Armco Inc., an Ohio corporation (“Armco”) (in either of which events described in this Section 5(b)(ii), Armco must provide its prior written consent as long as the Note remains outstanding, which consent shall not be unreasonably withheld); and provided further, that the proceeds of each such transaction to the Corporation, net of all discounts, commissions, fees and any other costs related to such transaction, are at least equal to the amount so redeemed.  The Corporation shall not redeem less than all outstanding shares of Senior Preferred Stock until all accrued and unpaid dividends on all outstanding shares of Senior Preferred Stock shall have been or shall concurrently be paid in full for all completed Dividend Periods.

(c)Procedures for Redemption.

a.If fewer than all outstanding shares of Senior Preferred Stock are to be redeemed, the number of shares of Senior Preferred Stock to be redeemed from each holder thereof shall be the number of shares determined by multiplying the total number of shares of Senior Preferred Stock to be redeemed by a fraction, the numerator of which shall be the total number of shares of Senior Preferred Stock held by such holder and the denominator of which shall be the total number of shares of Senior Preferred Stock then outstanding.  Upon surrender of a stock certificate evidencing shares of Senior Preferred Stock that are redeemed in part, the Corporation shall issue and deliver or cause to have issued and delivered to a holder (at the Corporation’s expense) a new stock certificate evidencing the unredeemed shares of Senior Preferred Stock.

b.At least 30 days but not more than 60 days before the applicable Redemption Date (but at least 10 days but not more than 20 days before a mandatory redemption pursuant to Section 8(b) hereof), the Corporation shall mail a notice of redemption by first-class mail postage prepaid to each holder, addressed to such holders at their last addresses shown on the stock transfer books of the Corporation.  Such notice shall identify the shares of Senior Preferred Stock to be redeemed and shall, among other things, state:

(A)the Redemption Date;

(B)the Redemption Price;

(C)that the certificates evidencing the shares of Senior Preferred Stock called for redemption must be surrendered to the Corporation to collect the Redemption Price and the place or places where such certificates are to be so surrendered;

(D)if fewer than all of the outstanding shares of Senior Preferred Stock are to be redeemed, the identification and amounts of the shares of Senior Preferred Stock to be redeemed, and that after the applicable Redemption date, upon surrender of the stock certificates or certificates evidencing such shares, a new stock certificate equal to the unredeemed portion will be issued; and

(E)the section of this ARTICLE SIXTH pursuant to which the shares of Senior Preferred Stock called for redemption are being redeemed.

Failure to give notice or any defect in the notice to any holder shall not affect the validity of the notice given to any other holder of Senior Preferred Stock.

c.In connection with any redemption made pursuant to this Section 5 or Section 8 hereof, the Corporation shall pay the Redemption Price for the shares redeemed in cash.

d.As long as the Corporation has complied with the requirements set forth in this Section 5(c), from and after the applicable Redemption Date, dividends on the shares of Senior Preferred Stock so called for redemption shall cease to accrue, such shares shall be cancelled and shall no longer be deemed to be outstanding, and all rights of the holders of such shares as stockholders of the Corporation (except the right to receive from the Corporation the Redemption Price) shall cease.

Section 6.Consolidation, Merger and Sale of Assets, etc.  The Corporation shall not consolidate with or merge into, or transfer all or substantially all of its assets to, another Person unless (i) the Corporation is the surviving entity and the rights, preferences, powers and privileges of the Senior Preferred Stock are not modified, or (ii) (A) the surviving, resulting or acquiring Person is a Person organized under the laws of the United States, any state thereof or the District of Columbia, or a Person organized under the laws of a foreign jurisdiction whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on NASDAQ, and (B) the Corporation shall make effective provision such that, upon consummation of such transaction, the holders of Senior Preferred Stock shall receive preferred stock of the surviving entity having substantially identical terms as the Senior Preferred Stock.

Section 7.Voting Rights of Senior Preferred Stock.

(a)General.  Except as set forth in this Section 7 or as is otherwise required by law, the shares of Senior Preferred Stock shall have no voting rights, and consent of the holders of Senior Preferred Stock shall not be required for the taking of any corporate action.  In connection with any right to vote, each holder of a share of Senior Preferred Stock shall have one vote for each share held.  Any shares of Senior Preferred Stock owned, directly or indirectly, by the Corporation or any of its subsidiaries shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum.

(b)Certain Amendments.  So long as any shares of Senior Preferred Stock remain outstanding, the affirmative vote of the holders of at least 51% of the outstanding shares of Senior Preferred Stock, voting together as a separate class, shall be required in order to amend, alter or repeal any of the provisions of the Certificate of Incorporation or the By-laws of the Corporation so as to adversely affect any right, preference, power or privilege of the holders of Senior Preferred Stock, or (1) authorize, create or issue any class or series of Capital Stock of the Corporation that is senior to or pari passu with the Senior Preferred Stock with respect to dividends or the distribution of funds or other assets upon dissolution, liquidation or winding up of the Corporation.

Section 8.Events of Noncompliance.

(a)Definition.  An event of Noncompliance shall be deemed to have occurred if:

(i)If an Event of Noncompliance of the type described in subparagraph 8(a)(i) has occurred and continued for a period of 30 days or any other Event of Noncompliance has occurred, all outstanding shares of Senior Preferred Stock shall be redeemed by the Corporation at the Redemption Price within 30 days thereafter.  In connection with a mandatory redemption of Senior Preferred Stock pursuant to this Section 8 (b), the redemption procedures set forth in Section 5 shall apply.

(ii)If any Event of Noncompliance exists, each holder of Senior Preferred Stock shall also have any other rights which such holder may have pursuant to applicable law.

Section 9.Reacquired Shares.  Any shares of Senior Preferred Stock which are purchased, redeemed or otherwise acquired by the Corporation, shall be retired and cancelled by the Corporation promptly thereafter.  No such shares shall upon their cancellation be reissued.

PART B.ADDITIONAL SERIES OF PREFERRED STOCK

Section 1.Designation of Additional Series of Preferred Stock.  The Board of Directors is hereby expressly authorized, by resolution or resolutions thereof, to provide for, designate and issue, out of the 1,980,000 authorized but undesignated and unissued shares of Preferred Stock, one or more series of Preferred Stock, subject to the terms and conditions set forth herein.  Before any shares of any such series are issued, the Board of Directors shall fix, and hereby is expressly empowered to fix, by resolution or resolutions, the following provisions of the shares of any such series:

(a)the designation of such series, the number of shares to constitute such series and the stated value thereof, if different from the par value thereof;

(b)whether the shares of such series shall have voting rights or powers, in addition to any voting rights required by law, and, if so, the terms of such voting rights or powers, which may be full or limited;

(c)the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock or any other class or any other series of this class;

(d)whether the shares of such series shall be subject to redemption by the Corporation and, if so, the times, prices and other condition of such redemption;

(e)the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;

(f)whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)whether the shares of such series shall be convertible into, or exchangeable for, shares of capital stock of any other class or any other series of this class or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and condition or exchange;

(h)the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of, the Common Stock or shares of capital stock of any other class or any other series of this class;

(i)the conditions or restrictions, if any, to be effective while any shares of such series are outstanding upon the creation of indebtedness of the Corporation upon the issue of any additional stock, including additional shares of such series or of any other series of this class or of any other class; and

(j)any other powers, designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof.

The powers, designations, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.  The Board of Directors is hereby expressly authorized from time to time to increase (but not above the total number of authorized shares of Preferred Stock) or decrease (but not below the number of shares thereof then outstanding) the number of shares of capital stock of any series of Preferred Stock designated as any one or more series of Preferred Stock pursuant to this Section B.1.

SEVENTH:The election of directors need not be by written ballot unless the By-laws so provide.

EIGHTH:The Board of Directors of the Corporation is authorized and empowered from time to time in its discretion to make, alter, amend or repeal the By-laws of the Corporation, except as such power may be restricted or limited by the General Corporation Law of the State of Delaware.

NINTH:Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs.  If a majority in number representing three-fourths in value of the creditors or class value of the creditors or class of creditors and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all creditors or class of creditors, and/or all the stockholders or class of stockholders of the Corporation, as the case may be, and also on the Corporation.

TENTH:The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

ELEVENTH:The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.  No amendment or repeal of this Article Eleventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

TWELFTH:The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons who it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in any other capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be signed and attested to by its undersigned officers this 13th day of October, 1994.

/s/ Clarence M. McAninch
Name:	Clarence M. McAninch
Title:	President

Attest:

/s/ Daniel J. DeCola, Sr.
Name:	Daniel J. DeCola, Sr.
Title:	Secretary

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST:

That a resolution was adopted by the Board of Directors of the Corporation duly setting forth the proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing that it be submitted to the sole voting stockholder of the Corporation for approval and adoption. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Section 1(a) of ARTICLE FOURTH of the Corporation’s Restated Certificate of Incorporation shall be amended to read in its entirety as follows:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Twenty-Two Million (22,000,000) shares, consisting of (i) Twenty Million (20,000,000) shares of common stock, $.001 par value per share (the “Common Stock”), and (ii) Two Million (2,000,000) shares of preferred stock, $.001 par value per share (the “Preferred Stock”), of which 20,000 has been designated Senior Preferred Stock (the “Senior Preferred Stock”).

SECOND:

Pursuant to a resolution of its Board of Directors, a meeting of stockholders of the Corporation was duly called and held on May 14, 2013, upon notice in accordance with Section 222 of the Delaware General Corporation Law, at which meeting the necessary number of shares as required by statute were voted in favor of said amendment.

THIRD:	That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer on this 14th day of May, 2013.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

By:	/s/ Dennis M. Oates

Name:	Dennis M. Oates

Title:	Chairman, President and Chief Executive Officer